

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 22, 2014

Via E-mail
Mr. Victor Bravo Martin
Chief Financial Officer
Empresas ICA, S.A.B. de C.V.
Blvd. Manuel Ávila Camacho 36
Col. Lomas de Chapultepec
Delegación Miguel Hidalgo
11000 Mexico City, Mexico

> **Re: Empresas ICA, S.A.B. de C.V.**
> **Form 20-F for the Fiscal Year Ended December 31, 2013**
> **Filed April 30, 2014**
> **File No. 1-11080**

Dear Mr. Bravo:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2013

Item 5. Operating and Financial Review and Prospects, page 46

A. Operating Results, page 48

1.   Please tell us the extent by which the operating losses in your corporate and other segment impacted your assessment of the recoverability of your real estate inventory assets, and in particular, your horizontal housing line, at December 31, 2013.

B. Liquidity and Capital Resources, page 80
Indebtedness, page 84

2.   We note that several of your subsidiaries have debt which is guaranteed by your parent company. Please expand your narrative in future filings to disclose any related release provisions for such guarantees as applicable.

Derivative Financial Instruments, page 91
Other Derivatives, page 92

3.   We refer to your disclosure in the fourth paragraph whereby forward contracts entered into in 2012 "were restructured, modifying their maturity and strike price." Please tell us how you accounted for this modification, your basis in accounting under IFRS and how this modification of the forward contract impacted your financial statements.

Consolidated Financial Statements, page F-1
General

4.   You disclose on page 84 that "certain of our subsidiaries and unconsolidated affiliates have entered into debt and other agreements containing restrictive covenants that limit the ability of such subsidiaries and affiliates to pay us dividends." In this regard, please revise future filings to provide the disclosures required by paragraphs 13 and 22(a) of IFRS 12, as applicable.

Note 7. Customers, page F-49

5.   We refer to your disclosure on page 93 that, "In recent years, our liquidity has also been adversely affected by the length of our average collection period for accounts receivable. Our average collection period for accounts receivable considered net of value-added tax was 301 days as of December 31, 2013, which is a 21% increase from 249 days as of December 31, 2012, primarily as a result of the delay in the collection related to certain construction projects." We also note that your aging of past due, but not impaired, accounts over 360 days old, at December 31, 2013, has increased by 95% over the amount at December 31, 2012, but your allowance has decreased by 36% during the same period. Please tell us:
   * The reason for the increase in receivables that are past due by more than 360 days;
   * What receivables/projects comprise the balance that is past due by more than 360 days; and
   * How you determined that such receivables are collectible at December 31, 2013.

6.   We note from your risk factors that your allowance for doubtful accounts includes an allowance related to construction of the Metro Line 12. In light of your civil lawsuit against the Government Federal District, the Federal District Department of Works and

Services and Proyecto Metro del Distrito Federal for additional and extraordinary costs with respect to such construction, as disclosed in Note 29, please tell us:

- How much of your billings on contract and allowance for doubtful accounts is attributable to Metro Line 12; and
- How you have determined that the amount of your allowance is adequate given that costs and estimated earnings in excess of billings on uncompleted contracts is Ps.3,798 million at December 31, 2013 and your claim against the parties listed above is for Ps.3,835 million.

7.   We refer to your table of the changes in the allowance for doubtful accounts. Please tell us what the line item "application of the period" and the related amount refers to.

8.   In your table of cost and estimated earnings in excess of billings on uncompleted contracts at December 31, 2013, you show the balance attributable to Rio de los Remedios as non-current. However, on page 37, you disclose that Phase 3 was estimated to be completed in April 2014. In this regard, please tell us the reason why this project is classified as non-current if the project is completed or near completion.

Note 17. Composition of ICA, page F-65
Changes in ICA's ownership interests in subsidiaries – GACN, page F-67

9.   With respect to management's conclusion that ICA has effective control over GACN and therefore, continues to consolidate the entity, despite the reduction in your voting rights from 54.37% to 41.38%, please provide us a comprehensive analysis of how you determined that you have control over GACN and should consolidate GACN under IFRS 10. Your response should specifically address the following:

- Identify the "relevant activities" that you "administer" which led you to believe you have control and consolidation is appropriate;
- Identify how decisions about the relevant activities are made, including whether you have agreements with other vote holders regarding the relevant activities;
- Discuss whether you are exposed to variability in returns; and
- Whether there is a link between power and returns.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dale Welcome at (202) 551-3865 or me at (202) 551-3854 if you have questions regarding these comments.

Sincerely,

/s/ Melissa N. Rocha

Melissa N. Rocha
Senior Assistant Chief Accountant